July 22, 2024

Lavell Juan Malloy II
Chief Executive Officer
Brag House Holdings, Inc.
25 Pompton Avenue, Suite 101
Verona, NJ 07044

        Re: Brag House Holdings, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed July 10, 2024
            File No. 333-280282
Dear Lavell Juan Malloy II:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 10, 2024 Dilution, page 43

1. As previously requested in prior comment 3, please revise your historical, pro forma and pro forma as adjusted net tangible book value (deficit) amounts as of March 31, 2024, to exclude deferred offering costs. In addition, we note that you revised your pro forma as adjusted net tangible book value as of March 31, 2024, to exclude estimated offering expenses payable by you. Your pro forma as adjusted net tangible book value as of
       March 31, 2024, should be calculated after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by you. Please revise accordingly.
 July 22, 2024
Page 2
Exhibit 5.1, page II-3

2. Please revise the legal opinion filed as Exhibit 5.1 to specify the number of shares of common stock to be sold in the offering, as well as the number of shares of common stock underlying the underwriter warrants, instead of referring to the value of the securities used for purposes of calculating the registration fee.
General

3. We note your revisions for consistency with your governing documents in response to prior comment 6. However, the forum selection provision in your Certificate of
       Incorporation still identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for "any derivative action or proceeding," without any carve-out or alternate federal forum. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
       Securities Act or Exchange Act.

       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Daniel L. Woodard